[redacted]

DD 7/3/13

SECURIT 13014351 SION

SEC Mail Processing Section JUN 27 2013 Washington DC 401

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8-32052

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road, 5th Floor
(No. and Street)

Hunt Valley (City) | Maryland (State) | 21031-8622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristine Bowling | (443) 798-7417 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) | Hunt Valley, (City) | Maryland (State) | 21030 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

DD 7/23/13

OATH OR AFFIRMATION

I, Kristine Bowling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PSA Equities, Inc., as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

State of: MARYLAND
County of: HARFORD
The foregoing instrument was acknowledged before me this 24TH day of JUNE, 2013.
By: DENISE PATRICIA HARRIS
[Notary Public Name Printed]
My Commission Expires: 10/16/2016

[Notary Public Signature]

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSA Equities, Inc.
(A wholly owned subsidiary of PSA Financial, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

APRIL 30, 2013

ARTHUR BELL
Certified Public Accountants

PSA Equities, Inc.
(A wholly owned subsidiary of PSA Financial, Inc.)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

APRIL 30, 2013

ARTHUR BELL
Certified Public Accountants

Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended April 30, 2013

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
PSA Equities, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PSA Equities, Inc. (the Company) as of April 30, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PSA Equities, Inc. as of April 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 and 12 is fairly stated in all material respects in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
June 24, 2013

PSA EQUITIES, INC.
STATEMENT OF FINANCIAL CONDITION
(A wholly owned subsidiary of PSA Financial, Inc.)
April 30, 2013

ASSETS		
Cash and cash equivalents	$	263,512
Commissions receivable		38,876
Due from affiliates, net		655,819
Income tax receivable		24,555
Prepaid expenses and other assets		10,829
Total assets	$	993,591
LIABILITIES		
Commissions payable	$	42,914
Clearing fees payable		876
Deferred tax liability		4,264
Total liabilities		48,054
STOCKHOLDER'S EQUITY		
Common stock – 5,000, no par value; shares authorized; 100 shares issued and outstanding		4,000
Additional paid-in capital		1,000
Retained earnings		940,537
Total stockholder's equity		945,537
Total liabilities and stockholder's equity	$	993,591

See accompanying notes.

PSA EQUITIES, INC.
STATEMENT OF OPERATIONS
(A wholly owned subsidiary of PSA Financial, Inc.)
For the Year Ended April 30, 2013

REVENUE	
Commission income	$ 622,246
Fee income	1,335
Total revenue	623,581
EXPENSES	
Commission expense	162,062
Salaries and payroll taxes	40,874
Computer expenses and data processing	19,885
Licensing fees	19,086
Other operating expenses	31,351
Professional fees	21,500
Clearing expenses	2,617
Total expenses	297,375
Income from operations	326,206
OTHER INCOME	
Interest income	2,086
Income before provision for income tax	328,292
PROVISION FOR INCOME TAX	(129,847)
NET INCOME	$ 198,445

See accompanying notes.

PSA EQUITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
(A wholly owned subsidiary of PSA Financial, Inc.)
For the Year Ended April 30, 2013

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at April 30, 2012	$ 4,000	$ 1,000	$ 742,092	$ 747,092
Net income for the year ended April 30, 2013	-	-	198,445	198,445
Balances at April 30, 2013	$ 4,000	$ 1,000	$ 940,537	$ 945,537

See accompanying notes.

PSA EQUITIES, INC.
STATEMENT OF CASH FLOWS
(A wholly owned subsidiary of PSA Financial, Inc.)
For the Year Ended April 30, 2013

Cash flows from operating activities		
Net income	$	198,445
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:		
Effects of changes in assets and liabilities:		
Commissions receivable		(3,976)
Due from affiliates, net		(9,695)
Income tax receivable		(24,555)
Prepaid expenses and other assets		(237)
Commissions payable		(26,503)
Clearing fee payable		(641)
Income tax payable		(38,000)
Deferred income tax		(1,336)
Net cash and cash equivalents provided by operating activities		93,502
Cash and cash equivalents – beginning of year		170,010
Cash and cash equivalents – end of year	$	263,512
Supplemental Disclosure of Cash Flow Information		
Income taxes paid	$	224,604

See accompanying notes.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)
NOTES TO FINANCIAL STATEMENTS

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

PSA Equities, Inc. (the Company) is incorporated in the State of Maryland and is a broker/dealer of securities. The Company is a wholly-owned subsidiary of PSA Financial, Inc., an indirectly wholly-owned subsidiary of PSA Insurance & Financial Services, LLC. (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), and is therefore subject to certain regulatory requirements including the maintenance of a certain amount of net capital.

The Company is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Company operates pursuant to the exemptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. This prohibits the Company from carrying client margin accounts, or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. The requirements of paragraph (k)(2)(ii) provide that the Company clear transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer. The clearing broker/dealer carries the accounts of the clients and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company's agreement with the clearing broker-dealer may be canceled by either party upon ninety days written notice.

B. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board (FASB) Accounting Standards Codification (the "Codification") is the single source of U.S. GAAP.

C. Use of Estimates in Preparing Financial Statements

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues, expenses, and their related disclosures to prepare these financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates.

D. Cash and Cash Equivalents

The Company's cash and cash equivalents consist of cash at bank and funds held in a money market account. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Effective May 1, 2012 through December 31, 2012, all non-interest bearing transaction accounts were fully guaranteed by the Federal Deposit Insurance Corporation (FDIC). Effective January 1, 2013 deposits held in a noninterest-bearing transaction account are aggregated with any interest-bearing deposits held in the same ownership category, and the combined total is insured up to at least $250,000. The Company's Interest-bearing accounts are covered by the Securities Investor Protection Corporation.

Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

E. Commission Income and Expense

The Company serves as a distributor and underwriter for various third party mutual funds and insurance companies. The Company enters into sales agreements with these third parties related to the services to be performed by the Company. The services are performed by the sales personnel of the Parent. The Company's commission income is earned from the third party mutual funds and insurance companies through the brokering of securities transactions. Substantially all commission income is recorded when the services are provided and the income is reasonably determinable.

A portion of the commission income is paid to the sales personnel of the Parent pursuant to the applicable employment agreements between such personnel and the Parent. The amounts paid to the sales personnel are recorded in commission expense in the statement of operations. Commission expense is incurred and recorded when the commission income has been received by the Company.

F. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss, and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. The measurement of a deferred tax asset is reduced, if necessary, by a valuation allowance if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Note 2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due to the Company from its clearing broker-dealer and from mutual fund companies relating to client security transactions originated by the Company.

The Company utilizes the allowance method to provide for doubtful accounts based on management's evaluation of the collectability of commissions receivable. Based on historical collection experience and a review of current commissions receivable, the Company believes all commissions receivable will be collected. Accordingly, no allowance for doubtful accounts has been recorded as of April 30, 2013.

Note 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At April 30, 2013, the Company had net capital of $252,349, which was $202,349 in excess of its required net capital, and the Company's net capital ratio was 0.17 to 1.

Note 4. RELATED PARTY TRANSACTIONS

The Company shares office space and personnel with affiliated companies. At the discretion of management, certain personnel expenses are charged to the Company. During the year ended April 30, 2013 personnel costs totaling $40,874 were charged to, and paid by, the Company. The Parent is obligated to pay all indirect expenses of the Company. The Company has no obligation to reimburse or otherwise compensate the Parent for settling the liability related to all or portions of such costs, and the amount of these costs is not determined. This agreement affects the Company's financial position and operating results in a manner that differs from those that might have been achieved if the Company was autonomous.

The Company does not maintain an operating cash account to pay expenses. All direct expenses of the Company are paid by the Parent and reimbursed by the Company.

The due from affiliates represents a receivable from P.S.A. Holdings, Inc. ("Holdings"), a related party, and is the result of cash transferred from the Company to Holdings in order to pay expenses on behalf of the Company. As of December 31, 2012, transfers of cash from the Company to Holdings exceeded the expenses paid by Holdings on behalf of the Company. The receivable will be settled through future expense payments by Holdings on behalf of the Company.

Note 5. INCOME TAXES

The Company files a consolidated U.S. federal tax return with its Parent. The Company has elected to allocate its portion of the current and deferred taxes by treating its operations as if it were a stand-alone entity. The provision for income tax differs from the provision that would result from applying federal statutory rates to income before provision for income tax due primarily to the effect of state taxes. The Company has reduced its amount due from affiliates as of April 30, 2013 as a result of the income tax provision, as the Parent will pay income taxes on behalf of the Company. The Company files a stand-alone state tax return, and as a result, the Company has recorded income taxes receivable of $24,555 as of April 30, 2013. The Company has recorded a deferred tax liability totaling $4,264 as of April 30, 2013.

The provision for income taxes for the year ended April 30, 2013 consists of:

	Current	Deferred	Total
Federal	$ 113,050	$ (1,151)	$ 111,899
State	18,133	(185)	17,948
	$ 131,183	$ (1,336)	$ 129,847

The reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

United States statutory rate	34.00 %
State income taxes (net of federal benefit)	5.45 %
Other	(1.46)%
Effective rate	37.99 %

The components of the net deferred tax liability as of April 30, 2013 are as follows:

Deferred tax liabilities:	
Prepaid expenses	$ (4,264)

Note 5. INCOME TAXES (CONTINUED)

The difference between the Company's reported income tax provision and the income tax provision that would have resulted from applying federal statutory tax rates to the pre-tax income from operations relates to the effect of permanent differences and state income taxes.

The Company has adopted the FASB's requirements for accounting for uncertain tax positions. The Company determined that it was not required to record a liability related to uncertain tax positions as of April 30, 2013.

The Company recognizes interest and penalties accrued on any unrecognized tax exposures as a component of income tax expense. The Company does not have any amounts accrued relating to interest and penalties as of April 30, 2013.

The federal and state income tax returns of the Company for 2013, 2012, 2011 and 2010 are subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 7. SUBSEQUENT EVENTS

Management evaluated subsequent events through June 24, 2013, the date the financial statements were issued, and has determined there are no subsequent events that require disclosure.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

SUPPLEMENTARY INFORMATION

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
April 30, 2013

Total stockholder's equity		$ 945,537
Deductions for nonallowable assets		
Due from affiliate	$ 655,819	
Prepaid expenses and other assets	35,364	691,183
Net capital before haircuts on securities positions		254,354
Haircuts on other securities		2,005
Net capital		252,349
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $50,000)		50,000
Excess net capital		$ 202,349
Excess net capital at 1000% (net capital less 120% of minimum net capital required)		$ 192,349
Total aggregate indebtedness (Note 1 below)		$ 43,610
Percentage of aggregate indebtedness to net capital		17.28 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and aggregate indebtedness required pursuant to Rule 15c3-1 contained above and the corresponding computation prepared by, and included in, the Company's unaudited original Part II Focus Report filing as of April 30, 2013 and no differences between the computation above and the Company's unaudited amended Part II Focus Report filings as of April 30, 2013.

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at April 30, 2013 is as follows:

Total liabilities	$ 48,054
Less deferred tax liability	4,264
Less other clearing fees payable	180
Aggregate indebtedness	$ 43,610

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
April 30, 2013

Member exempt under 15c3-3(k)(2)(ii) as the Company does not carry client assets and clears transactions on behalf of clients on a fully disclosed basis with a clearing broker/dealer.

PSA EQUITIES, INC.
(A wholly owned subsidiary of PSA Financial, Inc.)

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial
Statements and Supplementary Information
(Form X-17A-5)

For the Year Ended April 30, 2013

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors and Stockholder of
PSA Equities, Inc.

In planning and performing our audit of the financial statements of PSA Equities, Inc. (the Company) as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
June 24, 2013

PSA Equities, Inc.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

FOR THE YEAR ENDED APRIL 30, 2013

ARTHUR BELL
Certified Public Accountants

PSA Equities, Inc.

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

FOR THE YEAR ENDED APRIL 30, 2013

ARTHUR BELL
Certified Public Accountants

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
JUN 27 2013
Washington DC
401

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32052

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PSA Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11311 McCormick Road, 5th Floor
(No. and Street)

Hunt Valley	Maryland	21031-8622
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kristine Bowling (443) 798-7417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Kristine Bowling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of PSA Equities, Inc., as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

[signature]
Signature

Controller
Title

State of: MARYLAND
County of: HARFORD
The foregoing instrument was acknowledged before me this 24TH day of JUNE, 2013
By: DENISE PATRICIA HARRIS
[Notary Public Name Printed]
My Commission Expires: 10/16/2016

[signature]
[Notary Public Signature]

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PSA EQUITIES, INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
PSA Equities, Inc.
11311 McCormick Road, 5th Floor
Hunt Valley, MD 21031-8622

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2013, which were agreed to by PSA Equities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no payments;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended April 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
June 24, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 4/30, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-032052
PSA Equities Inc
11311 McCormick Rd ste 500
Hunt Valley, MD 21031-8622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kris Bowling 443-798-7417

2. A.	General Assessment (item 2e from page 2)		$ 70.00
B.	Less payment made with SIPC-6 filed (exclude interest) Date Paid		( )
C.	Less prior overpayment applied		(130.00)
D.	Assessment balance due or (overpayment)		<60.00>
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F.	Total assessment balance and interest due (or overpayment carried forward)		$ <60.00>
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H.	Overpayment carried forward	$(<60.00>)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PSA Equities Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller, FINOP
(Title)

Dated the 24 day of June, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5/1, 2012 and ending 4/30, 2013
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 625,668
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	597,294
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	176
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	597470
2d. SIPC Net Operating Revenues	$ 28198
2e. General Assessment @ .0025	$ 70

(to page 1, line 2.A.)